Total Number of Pages 51

06037350

1-7275

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS

- SALARIED EMPLOYEES
- HOURLY RATE PRODUCTION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

CONAGRA FOODS, INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

REQUIRED INFORMATION

The Plan's financial statements are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

KPMG

Report of Independent Registered Public Accounting Firm

The ConAgra Foods
Employee Benefits Committee:

We have audited the accompanying individual statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees and ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plans) as of December 31, 2005, and the related individual statements of changes in net assets available for benefits for the year then ended. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these individual financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees and ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2005, and the changes in assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The individual supplemental schedules, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), are presented for the purpose of additional analysis and are not a required part of the basic individual financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual financial statements taken as a whole.

KPMG LLP

Omaha, Nebraska
June 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods, Inc.
ConAgra Foods Employee Benefits Committee
Omaha, Nebraska

We have audited the accompanying combined statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the "Plans") as of December 31, 2004 and the related combined statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined net assets available for benefits of the Plans as of December 31, 2004 and the combined changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2005

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

ASSETS	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$1,053,380,968	$211,343,393
Participant loans	$ 13,480,113	$ 10,412,543
Net Assets Available for Benefits	$1,066,861,081	$221,755,936

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

ASSETS	CRISP Salary	CRISP Hourly	Total
Plan Interest in Master Trust	$1,063,799,543	$179,156,047	$1,242,955,590
Participant loans	$ 10,746,883	$ 6,892,051	$ 17,638,934
Net Assets Available for Benefits	$1,074,546,426	$186,048,098	$1,260,594,524

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

	CRISP Salary	CRISP Hourly
Additions to Net Assets Attributed to:		
Investment Income (Loss) from Master Trust :		
Interest and Dividends	$ 42,249,583	$ 8,341,840
Net Depreciation in Fair Value of Investments	(82,540,003)	(17,208,230)
Interest on Participant Loans	728,973	478,655
	(39,561,447)	(8,387,735)
Contributions:		
Employee	53,187,889	17,725,704
Employer	22,404,562	6,985,130
Other	259,582	44,963
	75,852,033	24,755,797
Total Additions	36,290,586	16,368,062
Deductions from Net Assets Attributed to:		
Distributions to Plans' Participants	158,537,529	19,019,707
Trustee and Other Fees	1,439,179	261,729
Net Master Trust transfers	484,741	(484,741)
Total Deductions	160,461,449	18,796,695
Decrease in Net Assets	(124,170,863)	(2,428,633)
Plan Mergers	116,485,518	38,136,471
Net Assets Available for Benefits,		
Beginning of year	1,074,546,426	186,048,098
End of year	$ 1,066,861,081	$ 221,755,936

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust:			
Interest and Dividends	$ 35,655,377	$ 5,835,529	$ 41,490,906
Net Depreciation in Fair Value of Investments	77,036,174	11,038,712	88,074,886
Interest on Participant Loans	656,803	317,877	974,680
	113,348,354	17,192,118	130,540,472
Contributions:			
Employee	56,430,967	15,911,588	72,342,555
Employer	12,489,607	4,701,411	17,191,018
	68,920,574	20,612,999	89,533,573
Total Additions	182,268,928	37,805,117	220,074,045
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	124,965,512	15,503,812	140,469,324
Trustee and Other Fees	2,113,670	367,586	2,481,256
Net Master Trust transfers	391,389	(391,389)	-
Total Deductions	127,470,571	15,480,009	142,950,580
Increase (Decrease) in Net Assets	54,798,357	22,325,108	77,123,465
Plan Mergers (Note 1)	(171,875,706)	(21,452,890)	(193,328,596)
Net Assets Available for Benefits,			
Beginning of year	1,191,623,775	185,175,880	1,376,799,655
End of year	$ 1,074,546,426	$ 186,048,098	$ 1,260,594,524

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
• SALARIED EMPLOYEES
• HOURLY RATE PRODUCTION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and have different eligibility requirements contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly Agreements for more complete information.

Effective January 3, 2005, the Voluntary Investment and Profit Sharing Plan for Regular Salaried Employees of Lamb Weston, Inc., merged into the ConAgra Foods Income Savings Plan for Salaried Employees.

Effective January 3, 2005, the Voluntary Investment and Profit Sharing Plan for Hourly Employees of Lamb Weston, Inc., merged into the ConAgra Foods Income Savings Plan for Hourly Rate Production Employees.

Effective January 8, 2004, the Plan assets for the participants of the Poultry divesture were transferred out of the Plans as Poultry was sold by the Plan Sponsor.

Effective January 22, 2004, the Plan assets for the participants of the Poultry Puerto Rico Group divesture were transferred out of the Plans as Poultry Puerto Rico was sold by the Plan Sponsor.

Effective March 11, 2004, the Plan assets for the participants of the United Agri Products (UAP) divesture were transferred out of the Plans as UAP was sold by the Plan Sponsor.

Participants may direct their investment into one or more of the eleven investment options within the Master Trust. The investment options are as follows:

- ***ConAgra Foods, Inc. Common Stock Fund A***
- ***Small-Cap Select Fund (Century Small Cap Select Fund – Institutional Shares)***
- ***International Equity Growth Fund (Vanguard International Growth Fund)***
- ***Large Cap Growth Stock Fund (T. Rowe Price Large-Cap Growth Stock Fund)***

- *Mid-Cap Value Fund (T. Rowe Price Mid Cap Value Fund)*
- *Large-Cap Value Fund (American Century Large Cap Value)*
- *Equity Index Fund (Vanguard Institutional Index Fund)*
- *Investment Allocation Fund (Fidelity Asset Manager)*
- *Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)*
- *Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)*
- *Participant Loans*

In addition, the ConAgra Foods Stock Fund B includes all of the shares of ConAgra Foods common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. On October 1, 2004, ConAgra Foods received approval from the IRS to do a quarterly sweep of funds in the ConAgra Stock Fund A to ConAgra Foods Stock Fund B. This quarterly sweep of assets began on January 24, 2005. This fund represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends in cash or reinvesting the dividends back into the fund. Participants cannot direct investments into this Fund.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement, under the Plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the Plans year are eligible to make catch-up contributions. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions for the Plans based on the various Plan supplement in which they participate. The various matches range from 20% to 66 2/3% and from 10% to 66 2/3% of the employees deferral up to 5% to 6% and up to 4% to 6% of employee's annual cash compensation depending upon the plan for CRISP Salary and CRISP Hourly, respectively. Prior to October 1, 2004, the Company's matching contributions were invested in the ConAgra Foods Stock Fund A.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution; allocations of the Company's matching contribution and the Company's discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $894,995 and $304,526. For 2005, the CRISP Hourly forfeited non-vested accounts totaled $152,149 and the CRISP Salary forfeited non-vested accounts totaled $742,846. For 2004, the CRISP Hourly forfeited non-vested accounts totaled $44,944 and the CRISP Salary forfeited non-vested accounts totaled $259,582. These accounts will be used to reduce future Company contributions. Also, in 2005 and 2004, Company contributions were reduced by $1,655,748 and $2,061,340, respectively, from forfeited non-vested accounts.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the CRISP Hourly Plan after an employee meets minimum continuous service requirements, generally one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements and contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also specified by the various collective bargaining agreements.

Participant Loans and Withdrawals

Based on various applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participant may borrow up to 50% of his/her vested account balance up to $50,000. The loans are repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator which range from 6.25% to 8.00 %. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the Plans' document.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the Trustee) either to distribute the Plans' assets to the

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participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plans' investment assets are held in a master trust (see note 3). The Plans' investments are stated at fair value except for its investment contracts which are stated at contract value. The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at year end, at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Stable asset investments are stated at contract value which approximates fair value. Participant loans are stated at their outstanding balances, which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the Master Trust), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of each interest of each individual plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2005 and 2004, are summarized as follows:

	2005	2004
Assets:		
Investments at Fair Value:		
Common stock	$ 250,955,428	$ 411,723,399
Mutual funds	796,001,673	633,579,258
Invested cash	6,448,281	5,586,241
	1,053,405,382	1,050,888,898
Investment at Contract Value:		
Guaranteed investment contracts	211,830,119	189,688,610
Total Investments	1,265,235,501	1,240,577,508
Employer Contribution Receivable	-	290,857
Employee Contribution Receivable	-	1,564,929
Interest and Dividends Receivable	1,099,946	983,334
Total Assets	1,266,335,447	1,243,416,628
Liabilities:		
Other Liabilities	1,611,086	461,038
Total Liabilities	1,611,086	461,038
Net Assets Available in the Master Trust	$ 1,264,724,361	$1,242,955,590

The net investment income (loss) of the Master Trust for the years ended December 31, 2005 and 2004, is summarized as follows:

	2005	2004
Dividend and interest income	$ 50,591,423	$ 41,490,906
Net appreciation (depreciation) of investments:		
Common stock	(118,181,507)	44,424,634
Mutual funds	18,433,274	43,650,252
Net appreciation (depreciation) of investments	(99,748,233)	88,074,886
Net investment income (loss)	$ (49,156,810)	$ 129,565,792

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 83% and 86% for CRISP Salary and 17% and 14% for CRISP Hourly at December 31, 2005 and 2004, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/ (loss) may not be allocated evenly among the plans participating in the Master Trust.

4. CONAGRA FOODS COMMON STOCK FUNDS INVESTMENT ACTIVITY

Information about the net assets and the significant components of the changes in net assets relating to the investments in the ConAgra Foods Common Stock Funds A and B is below. These assets relate to both participant directed investments and non-participant directed investments in the ConAgra Foods Common Stock Funds. Effective October 1, 2004, the Board of Directors voted to remove the non-participant directed feature relating to the investment in the ConAgra Foods Common Stock Funds. As a result, the disclosure of the Net Assets Available for Benefits, End of Year for the year ended December 31, 2004, shown below, is zero due to the removal of the non-participant directed feature of the Plans.

	December 31, 2004	
	CRISP Salary	CRISP Hourly
Net Assets:		
Plan interest in Master Trust		
Plan interest in Master Trust	$ -	$ -

14

	Year Ended December 31, 2004	
	CRISP Salary	CRISP Hourly
Net Assets Available for Benefits, Beginning of Year	$ 415,254,337	$ 64,753,595
Changes in Net Assets:		
Interest and Dividends	10,221,056	1,636,659
Net Appreciation (Depreciation)	3,260,685	547,205
Employee Contributions	8,961,405	3,273,016
Employer Contributions	8,819,498	3,304,591
Distributions to Plans' Participants	(27,020,167)	(3,526,666)
Trustee and Other Fees	(537,774)	(89,153)
Transfers to Participant-Directed Investments	(378,376,448)	(62,932,311)
Plan Mergers and Plan Transfers Out	(40,582,592)	(6,966,936)
Net Assets Available for Benefits, End of Year	$ -	$ -

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 2004, for both the CRISP Salary and CRISP Hourly Plans that the related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trust continue to be tax-exempt.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

6. RELATED PARTY TRANSACTIONS

The Master Trust investments include 12,374,528 and 13,980,421 shares ConAgra Foods, Inc. Common Stock with a fair value of $250,955,428 and $411,723,398 at December 31, 2005 and 2004, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plans' invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

7. RISK AND UNCERTAINTIES

The Plans invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

ASSETS	CRISP Salary	CRISP Hourly
Investment in Master Trust	$1,053,380,968	$211,343,393
Participant loans	$ 13,480,113	$ 10,412,543
Total Plan Assets	$1,066,861,081	$221,755,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Foods Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS

Date 6-27-2006

By [signature]

ConAgra Foods Employee Benefits Committee

KPMG

Exhibit I

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ConAgra Foods, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113) on Form S-8 of ConAgra Foods, Inc. of our report dated June 27, 2006, relating to the individual statements of assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees and ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2005, and the related individual statements of changes in assets available for benefits for the year then ended and the related individual supplemental schedules, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), which report appears in the December 31, 2005, annual report on Form 11-K of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees and ConAgra Foods Retirement Income Savings Plan for Salaried Employees.

KPMG LLP

Omaha, Nebraska
June 27, 2006

Exhibit II

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113 and 333-17573) on Form S-8 of ConAgra Foods, Inc. of our reported dated June 24, 2005 appearing in the Annual Report on Form 11-K of the ConAgra Foods Retirement Income Savings Plans for the year ended December 31, 2005.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2006

090705

NINTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

The ConAgra Foods Retirement income Savings Plan ("Plan") is hereby amended, effective immediately, to add the following paragraph to the end of Section 8.06 thereof:

"Section 8.06 - Tender Rights - Employer Stock . . .

Notwithstanding any other provision of this Section, in the event a tender offer for fewer than 5% of the Employer Stock subject to such tender offer held by the Trustee in the ConAgra Foods Stock Fund shall be received by the Trustee, the Trustee shall determine, in its sole discretion, whether to sell, exchange or transfer any Employer Stock pursuant to such tender offer taking into consideration whether such tender offer shall not conflict with ERISA."

Executed this 16 day of September, 2005, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram9.doc

090705

SUMMARY OF THE CHANGE
CONTAINED IN
NINTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

Section 8.06, regarding Tender Rights – Employer Stock, is amended to provide special rules regarding mini-tender offers.

m:\kcm\cga\crisp\014ram9.doc

121605

TENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

The ConAgra Foods Retirement income Savings Plan ("Plan") is hereby amended, effective January 1, 2005, or as otherwise provided herein, in the following respects:

(A) Section 4.01 is amended, effective August 2, 2004, to read as follows:

"**Section 4.01 - Investment Funds**
There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Large-Cap Growth Stock Fund shall be invested in stocks of large companies that are expected to grow at above average rates (effective August 2, 2004).

The International Equity Growth Fund shall be invested exclusively in the equity securities of companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

23

The ConAgra Foods Stock Fund shall be invested in Employer Stock.

The Small Cap Select Fund shall be invested in the equity securities of smaller companies that are believed to be undervalued (effective September 30, 2005).

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(B) Section 5.03, the second paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.03 – Timing of Distributions** . . .

If the value of the terminating Participant's Accounts following his termination is more than $1,000 (including amounts in the Participant's Rollover Account and Transfer Account), payments from such Participant's Accounts shall not be made prior to the Participant's Normal Retirement Age without the written consent of the Participant obtained within 90 days prior to the Annuity Starting Date.

. . ."

(C) Section 5.04, the sixth paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.04 – Form of Distribution** . . .

Notwithstanding any provision of this Section to the contrary, if the value of a Participant's Accounts following his termination of employment does not exceed $1,000 (including amounts in the Participant's Rollover Account and Transfer Account) then the value of the Accounts shall automatically be paid in a single sum. Furthermore, if the value of a Participant's Accounts following his termination of employment exceeds $1,000 but does not exceed $5,000 (excluding amounts in the Participant's Rollover Account and Transfer Account), then the Participant may elect to be paid in a single lump sum without the consent of his Spouse, even if such consent would otherwise be required.

. . ."

(D) Section 5.06, the fourth paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.06 – Payments on Death Prior to Annuity Starting Date** . . .

Notwithstanding any provision of this Section to the contrary, if, upon the death prior to the Annuity Starting Date of a Participant who is included in a unit of collective bargaining, the value of such Participant's Accounts exceeds $1,000 (including amounts in the Participant's Rollover Account and Transfer Account), no death benefit payable to a surviving Spouse under this Section shall commence prior to what would have been the date of the Participant's attainment of Normal Retirement Age without the Spouse's written consent obtained not earlier than 90 days prior to the Annuity Starting Date of the death benefits. If the value of such Participant's Accounts is $1,000 or less (including amounts in the Participant's Rollover Account and Transfer Account), the death benefit payable under this Section shall automatically be made in a single sum.

. . ."

(E) Section 5.07(b), the second paragraph, is amended, effective January 1, 2006, to read as follows:

"**<u>Section 5.07(b) - Hardship Withdrawal</u>** . . .

For purposes of this Section, financial hardship means an immediate and heavy financial need of the Participant which cannot be satisfied from other reasonably available resources on account of:

(i) Medical expenses incurred by the Participant, his spouse or his dependents, or expenses necessary to obtain medical care; provided, however, that medical expenses for purposes of this paragraph (i) shall not include insurance premiums, deductibles or copayments;

(ii) The payment of tuition, related educational fees and room and board expenses, for the next 12 months of post-secondary education for the Participant, his Spouse, his children or his dependents;

(iii) The purchase of a principal residence of the Participant (not including mortgage payments);

(iv) The need to prevent eviction of the Participant from his principal residence or foreclosure on the mortgage of such principal residence.

(v) The payment of burial or funeral expenses for the Participant's deceased parent, Spouse, children or dependents; or

(vi) The payment of expenses for the repair of damage to the Participant's principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income).

. . ."

(F) Section 5.07(b), the first paragraph and the next to last paragraph, are amended, effective August 1, 2005, to read as follows:

"**<u>Section 5.07(b) - Hardship Withdrawal</u>** A Participant who has withdrawn all amounts eligible for in-service withdrawal under Section 5.07(a), and, if he has an Account in the ESOP ConAgra Foods Stock Fund, has in effect an election to receive dividends pursuant to Section 5.10, may obtain a withdrawal from any remaining balance the Participant may have in his After-Tax Contribution Account, Rollover Account, Transfer Account, Matching Contribution Account (just the Prior Plan portion thereof under Supplement SC), ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Matching Contribution Account (just the Prior Plan portion thereof under Supplement SC), or ESOP Dividend Reinvestment Account, or from his Pre-Tax Contribution Account or ESOP Pre-Tax Contribution Account and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan, plus earnings attributable to such contributions accrued prior to January 1, 1989, upon his establishment to the satisfaction of the Plan Administrator that the withdrawal is necessary to alleviate a financial hardship.

. . .

In determining the maximum amount that is eligible for hardship withdrawal, the Plan Administrator shall apply uniform procedures to adjust the Participant's Accounts to reflect unrecognized or unallocated investment losses since the Valuation Date next preceding the withdrawal. Hardship withdrawals shall be made first from any balance remaining in the Participant's After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's ESOP After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's Transfer Account, if any, until such Account is exhausted, then from a Participant's ESOP Transfer Account, if any, until such Account is exhausted, then from the withdrawable portion of a Participant's Matching Contribution Account, if any, until such portion is exhausted, then from the withdrawable portion of a Participant's ESOP Matching Contribution Account, if any, until such portion is exhausted, then from a Participant's ESOP Dividend Reinvestment Account, if any, until such Account is exhausted, then from a Participant's Rollover Account, if any, until such Account is exhausted, then from a Participant's ESOP Rollover Account, if any, until such Account is exhausted, then from a Participant's Pre-Tax Contribution Account, if any, until such Account is exhausted, and thereafter from a Participant's ESOP Pre-Contribution Account, if any, until such Account is exhausted.

. . ."

(G) Section 6.07 is amended to read as follows:

<u>"Section 6.07 - Loan Payments</u>

Repayment of a loan shall be made by payroll deduction. If a Participant is on an authorized unpaid leave of absence, such Participant shall not be treated as in default on any Plan loan for a period of up to one year, provided that the maximum term of the loan under Section 6.03 may not be extended. After the expiration of this one-year grace period, the Participant shall resume loan repayments (with a balloon make-up payment on reamortization), otherwise the loan shall be deemed in default on the last day of the calendar quarter following the calendar quarter in which the one-year grace period ended. Furthermore, loan repayments may be suspended under the Plan as permitted by Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 60 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made."

(H) Section 9.03 is amended to read as follows:

"**<u>Section 9.03 - Distribution of Accounts Upon Plan Termination</u>** If the Plan is completely or partially terminated or contributions are completely discontinued, the Accounts of the affected Participants shall become nonforfeitable. The Accounts of each Participant shall be distributed as soon as administratively feasible in the manner provided in Article V. The distribution of the Accounts shall be made in accordance with the Participant and spousal consent provisions described in Section 5.04 of the Plan."

(I) Section 1.13 to Supplement SM is amended, effective January 3, 2005, to read as follows:

1.13 <u>Employee</u> Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, the Employees described in this paragraph shall no longer actively participate in this Supplement SM.

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement SM.

Effective January 1, 2005, those Employees employed at the Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln Nebraska shall be covered under this Supplement SM (moved from Supplement SC).

Effective January 1, 2005, those Employees employed at the Employer's Foodservice Company – Lamb-Weston shall be covered under this Supplement SM and, effective May 30, 2005, exception hourly Employees at the Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales (formerly covered under Supplement HL of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees) shall be covered under this Supplement SM.

Effective January 3, 2005, those Employees employed at the Employer's Culinary Products – Fernandos locations in Compton, California and LaPalma, California shall be covered under this Supplement SM.

(J) Section 4.02(a) to Supplement SW is amended, effective October 1, 2004, to read as follows:

4.02(a) **<u>Direction by Employees</u>** All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions, shall be invested as provided in Section 4.02(c) of the Plan. All Company

Contributions and Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

Executed this 22 day of December 2005, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________________

Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram9.doc

121505

SUMMARY OF THE CHANGES CONTAINED IN TENTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN (Amended and Restated Effective January 1, 2005)

(A) Section 4.01 is amended to reflect the current investment funds.

(B) Section 5.03, the second paragraph, is amended to reflect item (C) below.

(C) Section 5.04, the sixth paragraph, is amended to reduce the automatic cash out threshold from $5,000 to $1,000.

(D) Section 5.06, the fourth paragraph, is amended to reduce the dollar amount from $5,000 to $1,000 for automatic lump sum death benefits.

(E) Section 5.07(b), the second paragraph, is amended to reflect new final 401(k)/(m) regulations.

(F) Section 5.07(b), the next to last paragraph, is amended to revise the sources available for hardship withdrawals.

(G) Section 6.07 is amended to allow the suspension of loan repayments for up to one year during an authorized unpaid leave of absence.

(H) Section 9.03 is amended to reflect item (C) above.

(I) Section 1.13 to Supplement SM is amended to move Fernandos employees to this Supplement and to move certain Lamb-Weston employees from the Hourly CRISP Supplement HL to Supplement SM.

(J) Section 4.02(a) to Supplement SW is amended to clarify the initial investment of company contributions.

m:\kcm\cga\crisp\014ram10.doc

122805

ELEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

The ConAgra Foods Retirement income Savings Plan ("Plan") is hereby amended, effective January 1, 2005, in the following respects:

(A) Section 3.01(a) is amended to read as follows:

"**Section 3.01(a) - Pre-Tax Contributions** For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 12% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 22% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

Such contributions shall be contributed to the Participant's Pre-Tax Contribution Account."

(B) Section 3.01(b) is amended to read as follows:

"**Section 3.01(b) - After-Tax Contributions** For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments. Notwithstanding the preceding sentence, for a Participant who is not a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 35% of his Compensation for the Accounting Year and for a Participant who is a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 22% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

Notwithstanding any provision of this Section to the contrary, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% or 22% of his Compensation for the Accounting Year as provided in the preceding paragraph.

Such contributions shall be contributed to the Participant's After-Tax Contribution Account."

Executed this 30 day of December, 2005, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________

Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram11.doc

122805

SUMMARY OF THE CHANGES
CONTAINED IN
ELEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

(A) Section 3.01(a) is amended to remove the application of the more limited contribution limitations for Highly Compensated Employees until the particular Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

(B) Section 3.01(b) is amended to remove the application of the more limited contribution limitations for Highly Compensated Employees until the particular Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

m:\kcm\cga\crisp\014ram11.doc

090705

TENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective immediately, to add the following paragraph to the end of Section 8.06 thereof:

"Section 8.06 - Tender Rights - Employer Stock . . .

Notwithstanding any other provision of this Section, in the event a tender offer for fewer than 5% of the Employer Stock subject to such tender offer held by the Trustee in the ConAgra Foods Stock Fund shall be received by the Trustee, the Trustee shall determine, in its sole discretion, whether to sell, exchange or transfer any Employer Stock pursuant to such tender offer taking into consideration whether such tender offer shall not conflict with ERISA."

Executed this 16 day of September, 2005, effective as provided herein.

CONAGRA FOODS, INC.

By [signature]
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\018ram10.doc

090705

**SUMMARY OF THE CHANGE
CONTAINED IN THE
TENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)**

Section 8.06, regarding Tender Rights – Employer Stock, is amended to provide special rules regarding mini-tender offers.

m:\kcm\cga\crisp\018ram10.doc

121605

ELEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective January 1, 2005, or as otherwise provided herein, in the following respects:

(A) Section 4.01 is amended, effective August 2, 2004, to read as follows:

"**Section 4.01 - Investment Funds**
There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Large-Cap Growth Stock Fund shall be invested in stocks of large companies that are expected to grow at above average rates (effective August 2, 2004).

The International Equity Growth Fund shall be invested exclusively in the equity securities of companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock.

The Small Cap Select Fund shall be invested in the equity securities of smaller companies that are believed to be undervalued (effective September 30, 2005).

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(B) Section 5.03, the second paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.03 - Timing of Distributions** . . .

If the value of the terminating Participant's Accounts following his termination is more than $1,000 (including amounts in the Participant's Rollover Account and Transfer Account), payments from such Participant's Accounts shall not be made prior to the Participant's Normal Retirement Age without the written consent of the Participant obtained within 90 days prior to the Annuity Starting Date.

. . ."

(C) Section 5.04, the sixth paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.04 - Form of Distribution** . . .

Notwithstanding any provision of this Section to the contrary, if the value of a Participant's Accounts following his termination of employment does not exceed $1,000 (including amounts in the Participant's Rollover Account and Transfer Account) then the value of the Accounts shall automatically be paid in a single sum. Furthermore, if the value of a Participant's Accounts following his termination of employment exceeds $1,000 but does not exceed $5,000 (excluding amounts in the Participant's Rollover Account and Transfer Account), then the Participant may elect to be paid in a single lump sum without the consent of his Spouse, even if such consent would otherwise be required.

. . ."

(D) Section 5.06, the fourth paragraph, is amended, effective March 1, 2005, to read as follows:

"**Section 5.06 - Payments on Death Prior to Annuity Starting Date** . . .

Notwithstanding any provision of this Section to the contrary, if, upon the death prior to the Annuity Starting Date of a Participant who is included in a unit of collective bargaining, the value of such Participant's Accounts exceeds $1,000 (including amounts in the Participant's Rollover Account and Transfer Account), no death benefit payable to a surviving Spouse under this Section shall commence prior to what would have been the date of the Participant's attainment of Normal Retirement Age without the Spouse's written consent obtained not earlier than 90 days prior to the Annuity Starting Date of the death benefits. If the value of such Participant's Accounts is $1,000 or less (including amounts in the Participant's Rollover Account and Transfer Account), the death benefit payable under this Section shall automatically be made in a single sum.

. . ."

(E) Section 5.07(b), the second paragraph, is amended, effective January 1, 2006, to read as follows:

"**Section 5.07(b) - Hardship Withdrawal** . . .

For purposes of this Section, financial hardship means an immediate and heavy financial need of the Participant which cannot be satisfied from other reasonably available resources on account of:

(i) Medical expenses incurred by the Participant, his spouse or his dependents, or expenses necessary to obtain medical care; provided, however, that medical expenses for purposes of this paragraph (i) shall not include insurance premiums, deductibles or copayments;

(ii) The payment of tuition, related educational fees and room and board expenses, for the next 12 months of post-secondary education for the Participant, his Spouse, his children or his dependents;

(iii) The purchase of a principal residence of the Participant (not including mortgage payments);

(iv) The need to prevent eviction of the Participant from his principal residence or foreclosure on the mortgage of such principal residence.

(v) The payment of burial or funeral expenses for the Participant's deceased parent, Spouse, children or dependents; or

(vi) The payment of expenses for the repair of damage to the Participant's principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income).

. . ."

(F) Section 5.07(b), the first paragraph and the next to last paragraph, are amended, effective August 1, 2005, to read as follows:

"Section 5.07(b) - Hardship Withdrawal A Participant who has withdrawn all amounts eligible for in-service withdrawal under Section 5.07(a), and, if he has an Account in the ESOP ConAgra Foods Stock Fund, has in effect an election to receive dividends pursuant to Section 5.10, may obtain a withdrawal from any remaining balance the Participant may have in his After-Tax Contribution Account, Rollover Account, Transfer Account, Matching Contribution Account (just the Prior Plan portion thereof under Supplement CH), ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Matching Contribution Account (just the Prior Plan portion thereof under Supplement CH), or ESOP Dividend Reinvestment Account, or from his Pre-Tax Contribution Account or ESOP Pre-Tax Contribution Account and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan, plus earnings attributable to such contributions accrued prior to January 1, 1989, upon his establishment to the satisfaction of the Plan Administrator that the withdrawal is necessary to alleviate a financial hardship.

. . .

In determining the maximum amount that is eligible for hardship withdrawal, the Plan Administrator shall apply uniform procedures to adjust the Participant's Accounts to reflect unrecognized or unallocated investment losses since the Valuation Date next preceding the withdrawal. Hardship withdrawals shall be made first from any balance remaining in the Participant's After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's ESOP After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's Transfer Account, if any, until such Account is exhausted, then from a Participant's ESOP Transfer Account, if any, until such Account is exhausted, then from the withdrawable portion of a Participant's Matching Contribution Account, if any, until such portion is exhausted, then from the withdrawable portion of a Participant's ESOP Matching Contribution Account, if any, until such portion is exhausted, then from a Participant's ESOP Dividend Reinvestment Account, if any, until such Account is exhausted, then from a Participant's Rollover Account, if any, until such Account is exhausted, then from a Participant's ESOP Rollover Account, if any, until such Account is exhausted, then from a Participant's Pre-Tax Contribution Account, if any, until such Account is exhausted, and thereafter from a Participant's ESOP Pre-Contribution Account, if any, until such Account is exhausted.

. . ."

(G) Section 6.07 is amended to read as follows:

"Section 6.07 - Loan Payments

Repayment of a loan shall be made by payroll deduction. If a Participant is on an authorized unpaid leave of absence, such Participant shall not be treated as in default on any Plan loan for a period of up to one year, provided that the maximum term of the loan under Section 6.03 may not be extended. After the expiration of this one-year grace period, the Participant shall resume loan repayments (with a balloon make-up payment on reamortization), otherwise the loan shall be deemed in default on the last day of the calendar quarter following the calendar quarter in which the one-year grace period ended. Furthermore, loan repayments may be suspended under the Plan as permitted by Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 60 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made."

(H) Section 9.03 is amended, effective March 1, 2005, to read as follows:

"**<u>Section 9.03 - Distribution of Accounts Upon Plan Termination</u>**
If the Plan is completely or partially terminated or contributions are completely discontinued, the Accounts of the affected Participants shall become nonforfeitable. The Accounts of each Participant shall be distributed as soon as administratively feasible in the manner provided in Article V. The distribution of the Accounts shall be made in accordance with the Participant and spousal consent provisions described in Section 5.04 of the Plan."

(I) Supplement CB is added, effective March 1, 2006, to read as follows:

SUPPLEMENT CB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of March 1, 2006, except where otherwise noted, in accordance with the terms of the Plan subject to the following:

<u>Plan Section</u>

1.11 **<u>Compensation</u>** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Council Bluffs, Iowa frozen foods - retail products location who are included in a collective bargaining unit represented by the American Federation of Grain Millers, Local #50G. Prior to the effective date of this Supplement, such Employees were covered under Supplement VA.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 25% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 20% of each eligible Participant's Pre-Tax Contributions up to 5% of his Compensation.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

(J) Section 3.02 to Supplement CH is amended, effective January 1, 2006, to read as follows:

3.02 **Matching Contribution** - A Participant who is employed by an Employer on the last day of the Accounting Year; a Participant who retires during the Accounting Year; or a Participant who terminates employment during the Accounting Year due to death or Total and Permanent Disability shall be eligible for a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation, such contribution not to exceed $1,000 annually.

(K) Schedule A to Supplement GA is amended, effective August 1, 2002, to read as follows:

SCHEDULE A
SUPPLEMENT GA

Location	Operating Co.	Effective Date
Atchison, KS-AFGM	Grain	08/09/1990 through 09/18/1996
Atlanta, GA	Grocery	05/01/1995
Brookston, IN	Grocery	01/01/1997
Calumet, MN – AFGM	Trad'g & Proc'g	10/01/1990 through 09/30/1993

Chester, IL-AFGM	Grain	12/01/1991 through 12/31/1994
Council Bluffs, IA-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Dallas, TX	Grocery	05/01/1995
Decatur, AL	Grain	09/01/1991 through 08/31/1997
E. St. Louis, IL-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Grand Forks, ND-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Highspire, PA-AFGM	Grain	10/12/1992 through 05/01/1996
Houston, TX	Grocery	05/01/1995
Humboldt, TN	Grocery	06/01/1998 through 03/31/2000
Jacksonville, MS	Grocery	05/01/1995
Marquette, MN-AFGM	Trad'g & Proc'g	10/01/1990
Memphis, TN – Container	Grocery	8/1/2002
Memphis, TN-Refinery	H/Wesson	01/01/1994 through May 31, 2005
Memphis, TN-District Center	Grocery	06/01/1997
Minneapolis, MN (Elec.Steel)-IBT	Trad'g & Proc'g	01/01/1993 through 08/01/1999
Minneapolis, MN-IBT #160	Grocery	03/01/1997
New Prague, MN	Grain	07/01/1991 through 07/31/1995
New Ulm, MN-Union (Grain Elevator)	Trad'g & Proc'g	10/01/1990
Omaha, NE-"A" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B"(Maintenance)-AFGM	Grain	01/01/1991 through 05/31/1994
Rapid City, SD-Hubbard-AFGM	Trad'g & Proc'g	07/01/1995 through 03/11/1998
Red Lion, PA- Nonunion	Grain	03/01/1992
Rensselaer, IN	Grocery	01/01/1997
Shakopee, MN-AFGM	Trad'g & Proc'g	07/01/1990 through 08/31/1995
South Bend, IN	Grocery	01/01/1997
Sherman, TX-AFGM	Grain	06/01/1991 through 11/30/1997
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	07/01/1992 through 04/30/03
Valparaiso, IN	Grocery	01/10/1997

(L) Schedule A to Supplement GE is amended to read as follows:

SCHEDULE A
SUPPLEMENT GE

Location	Operating Co.	Effective Date
Alton, IL - AFGM	Grain	08/01/1993 through 08/31/1995
Chester, IL - AFGM	Grain	01/01/1995 through 11/16/1997
Highspire, PA - AFGM	Grain	05/01/1996 through 02/28/1999
New Prague, MN	Grain	07/01/1994 through 08/31/1995
Shakopee, MN - AFGM	Trad'g & Proc'g	09/01/1995 through 7/31/05
St. Paul, MN - AFGM	Grain	07/01/1994 through 08/31/1995
Superior, WI - AFGM	Grain	08/01/1993 through 08/31/1995
Wabasha, MN	Grain	07/01/1994 through 08/31/1995

(M) Section 3.02 to Supplement GG is amended, effective January 1, 2006, to read as follows:

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation.

(N) Section 1.13 to Supplement HL is amended to read as follows:

1.13 **Employee** - Those hourly Employees employed at the Employer's Foodservice Company - Lamb-Weston (i) at the Richland, Hermiston, Boardman, Columbia Blend, Twin Falls, Hollyridge, or Quincy (effective August 1, 2005) Plants who are not included in a collective bargaining unit or (ii) who are included in a collective bargaining unit represented by the International Union of Operating Engineers, Local #280 at the Connell, Washington facility. Effective October 10, 2005, those hourly Employees who are included in a collective bargaining unit represented by the Teamsters Local #556 (formerly Local 280) at Weston, Oregon or the Teamsters Local #839 at Pasco, Washington. Effective May 30, 2005, exception hourly Employees at the following locations/facilities shall not be covered under this Supplement HL of this Plan, but shall be covered under Supplement SM of the ConAgra Foods Retirement Income Savings Plan: Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales.

(O) Section 1.13 to Supplement HU is amended, effective October 10, 2005, to read as follows:

1.13 **Employee** - Those Employees employed at the Employer's Foodservice Company - Lamb-Weston who are included in a collective bargaining unit at the following facilities:

Location	Bargaining Unit
American Falls, Idaho	International Brotherhood of Teamsters, Local 983
Pasco, Washington	Teamsters, Warehousemen, Garage Employees and Helpers, Local 839
Weston, Oregon	General Teamsters, Warehousemen and Cannery Workers, Local 280

Effective October 10, 2005, Pasco, Washington and Weston, Oregon locations are covered under Supplement HL and are no longer covered under this Supplement HU.

(P) Schedule A to Supplement ML is amended, effective August 1, 2005, to read as follows:

SCHEDULE A
SUPPLEMENT ML

Location	Operating Co.	Effective Date
Atchison, KS	Food Ingredients	06/16/2003
Alton, IL - AFGM	Grain	07/01/1996
Blackwell, OK - AFGM	Grain	04/25/1997
Buffalo, NY - AFGM	Grain	04/25/1997
Commerce City, CO - AFGM	Grain	12/01/1996
Conners Point, WI - AFGM	Trad'g & Proc'g	08/01/2000
Council Bluffs, IA - AFGM	Grain	12/01/1998
Denver, CO - AFGM	Grain	12/01/1996
East St. Louis, IL	Grain	12/01/1998
Freemont, NE - AFGM	Grain	06/01/1994
Grand Forks, ND - AFGM	Grain	12/01/1998
Hastings, MN - AFGM	Grain	07/01/1996
Highspire, PA - AFGM	Trad'g & Proc'g	03/01/1999
Kalama, WA - ILA (AFL-CIO)	Trad'g & Proc'g	02/06/1998
Martins Creek, PA	Food Ingredients	04/01/2001
Minneapolis, MN (Elec. Steel) - IBT	Trad'g & Proc'g	08/01/1999
New Prague, MN - AFGM	Grain	04/25/1997
No. Kansas City, MO - AFGM	Grain	04/25/1997

Omaha, NE "A" - AFGM	Grain	06/01/1994
Omaha, NE "B" - AFGM	Grain	06/01/1994
Omaha, NE "B" Mnt - AFGM	Grain	06/01/1994
Paulina, LA		
St. Elmo Terminal (Peavey) - OC	Trad'g & Proc'g	08/01/2000
Rapid City, SD - AFGM	Trad'g & Proc'g	03/12/1998
Shakopee, MN – AFGM	Food Ingredients	08/01/2005
Sherman, TX - AFGM	Grain	03/01/1998
South Sioux City, NE - AFGM	Trad'g & Proc'g	10/01/1998
St. Joseph, MO - AFGM	Grain	12/01/1998
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	05/01/2003
Superior, WI - AFGM	Grain	07/01/1996
Tampa, FL	Trad'g & Proc'g	05/01/1999
Treichlers, PA	Food Ingredients	04/01/2001
York, PA - IBT	Trad'g & Proc'g	11/01/2000

(Q) Schedule A to Supplement RC is amended, effective February 14, 2005, to read as follows:

SCHEDULE A
SUPPLEMENT RC

Location	Operating Co.	Effective Date
Atlanta, GA	Cheese	01/01/1994
Boise, ID	Cheese	01/01/1994
Carthage, MO	ASE	08/01/1997
Chino, CA	Cheese	01/01/1994
Detroit, MI	Trad'g & Proc.	04/01/1997
Fredericksburg, IA	Cheese	01/01/1994
Ft. Lauderdale, FL	Cheese	01/01/1995
Indianapolis, IN-UPCW	ASE	05/01/1995
Lufkin, TX, Signature Foods	Refrig. Foodservice	01/01/2004
Marshfield, WI	Cheese	01/01/1994 to 10/26/1997
Mayville, WI	Cheese	01/01/1994 to 02/07/1997
Mayville, WI (IM #121)	Culinary	02/14/2005
Monroe, WI	Cheese	01/01/1994
Nauvoo, IL	Cheese	01/01/2000
Portland, OR	Cheese	01/01/1994
Preston, IA	Cheese	01/01/1994
Reno, NV	Cheese	01/01/1994
San Bernadino, CA	Cheese	01/01/1995
Singleton Seafood Company	Trad'g & Proc.	01/01/1998
Sumner, WA	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994

44

(R) Section 1.13 to Supplement RR is amended, effective June 1, 2005, to read as follows:

1.13 **Employee** - Those Employees employed by the Employer as follows:

a) miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit;

b) effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport;

c) effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit;

d) effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin;

e) effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota;

f) effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida;

g) effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining;

h) effective January 1, 1999, those Employees employed at the Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining;

i) effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining;

j) effective January 1, 2004, those hourly Employees employed at the Employer's Refrigerated Foodservice/Signature facility at South Holland, Illinois, who are not included in a unit of collective bargaining.

k) effective June 1, 2004, those Employees employed at the Employer's Refrigerated Foodservice facility at Compton, California (Fernando's Foods) who are either (i) not included in a unit of collective bargaining or (ii) covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #630.

l) effective June 14, 2004, those Employees employed at the Employer's Refrigerated Foods Group facility at Holland, Michigan, who are covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #406.

m) effective June 1, 2005, those Employees employed at the Employer's Grocery Foods Group facility at the Memphis Refinery, who are covered by a collective bargaining agreement with the United Foods and Commercial Workers, Local #515.

(S) Section 4.02(a) to Supplement RW is amended, effective October 1, 2004, to read as follows:

4.02 __Investment of Accounts__ - All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions shall be invested as provided in Section 4.02(c) of the Plan. All Company Contributions and Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

(T) Section 1.13 of Supplement YC is amended, effective February 14, 2005, to read as follows:

1.13 __Employee__ - Those Employees employed at the ConAgra Dairy Group Mayville, Wisconsin location who are included in a collective bargaining unit represented by IM Local #121. Effective February 14, 2005, Employees at this location are excluded from participation under this Supplement (moved to Supplement RC).

Executed this 12 day of December, 2005, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

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121505

**SUMMARY OF THE CHANGES
CONTAINED IN THE
ELEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)**

(A) Section 4.01 is amended to reflect the current investment funds.

(B) Section 5.03, the second paragraph, is amended to reflect item (C) below.

(C) Section 5.04, the sixth paragraph, is amended to reduce the automatic cash out threshold from $5,000 to $1,000.

(D) Section 5.06, the fourth paragraph, is amended to reduce the dollar amount from $5,000 to $1,000 for automatic lump sum death benefits.

(E) Section 5.07(b), the second paragraph, is amended to reflect new final 401(k)/(m) regulations.

(F) Section 5.07(b), the next to last paragraph, is amended to revise the sources available for hardship withdrawals.

(G) Section 6.07 is amended to allow the suspension of loan repayments for up to one year during an authorized unpaid leave of absence.

(H) Section 9.03 is amended to reflect item (C) above.

(I) Supplement CB is added to provide coverage for Council Bluffs, IA (formerly covered under Supplement VA).

(J) Section 3.02 to Supplement CH is amended to increase the maximum matching contribution.

(K) Appendix A to Supplement GA is amended to provide for participation for Memphis Container and to cease participation for Memphis Refinery (moved to Supplement RR)

(L) Appendix A to Supplement GE is amended to cease participation for Shakopee, MN (moved to Supplement ML).

(M) Section 3.02 to Supplement GG is amended to increase the matching contribution.

(N) Section 1.13 to Supplement HL is amended to (i) add non-union employees at Quincy, and union employees at Pasco and Weston, and (ii) move certain hourly exception Employees of Lamb-Weston to the salaried CRISP Supplement SM.

(O) Section 1.13 to Supplement HU is amended to move Pasco and Weston to Supplement HL.

(P) Appendix A to Supplement ML is amended to add Shakopee (formerly covered under Supplement GE).

(Q) Appendix A to Supplement RC is amended to provide coverage for hourly employees at Mayville, Wisconsin (formerly covered under Supplement YC).

(R) Section 1.13 to Supplement RR is amended to provide coverage for certain union employees at Memphis Refinery.

(S) Section 4.02(a) to Supplement RW is amended to clarify the initial investment of company contributions.

(T) Section 1.13 to Supplement YC is amended to correct the location of employees covered by this Supplement (should be Mayville, WI) and to move such employees to Supplement RC.

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122805

TWELFTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective January 1, 2005, in the following respects:

(A) Section 3.01(b) is amended to read as follows:

"**Section 3.01(b) - Voluntary Pre-Tax Contributions** For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 12% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 22% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

Mandatory Contributions and Voluntary Pre-Tax Contributions shall be contributed to the Participant's Pre-Tax Contribution Account."

(B) Section 3.01(c) is amended to read as follows:

"**Section 3.01(c) - After-Tax Contributions** If specifically permitted under the terms of an applicable Supplement, for each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments. Notwithstanding the preceding sentence, for a Participant who is not a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 35% of his Compensation for the Accounting Year, and for a Participant who is a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 22% of his Compensation for the Accounting Year. Notwithstanding the preceding sentence, for purposes of this Section, a Highly Compensated Employee shall not be subject to the more limited contribution limitations for Highly Compensated Employees under this Section until such Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

If specifically permitted under the terms of an applicable Supplement, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% or 22% of his Compensation for the Accounting Year as provided in the preceding paragraph.

After-Tax Contributions shall be contributed to the Participant's After-Tax Contribution Account."

Executed this 30 day of December, 2005, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

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122805

SUMMARY OF THE CHANGES CONTAINED IN THE TWELFTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

(Amended and Restated Effective January 1, 2002)

(A) Section 3.01(b) is amended to remove the application of the more limited contribution limitations for Highly Compensated Employees until the particular Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

(B) Section 3.01(c) is amended to remove the application of the more limited contribution limitations for Highly Compensated Employees until the particular Highly Compensated Employee is actually determined to be a Highly Compensated Employee pursuant to the administration of the Plan.

m:\kcm\cga\crisp\018ram11.doc